Mail Stop 4561

February 3, 2009

Mr. Peter F. Sinisgalli
Chief Executive Officer
Manhattan Associates Inc.
2300 Windy Ridge Parkway, Suite 1000
Atlanta, GA 30339

>　**Re:**　**Manhattan Associates Inc.**
>　　**Form 10-K for Fiscal Year Ended December 31, 2007**
>　　**Filed February 25, 2007**
>　　**Definitive Proxy Statement**
>　　**Filed April 29, 2008**
>　　**Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
>　　**Filed November 6, 2008**
>　　**File No. 000-23999**

Dear Mr. Sinisgalli:

We have reviewed your letter dated January 2, 2009 responding to our comment letter dated November 26, 2008 and we have the following comment.

Definitive Proxy Statement filed April 29, 2008

1.　In your response to comment 7 of our letter, you indicate that disclosure of the numerical performance targets used in connection with determining cash incentive bonuses for your named executive officers would cause you substantial competitive harm by revealing your strategic focus and growth goals. Please provide us with a reasonably detailed analysis in support of this conclusion. In your analysis, please specifically address how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and thereby place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response.

       You may contact Matthew Crispino at (202) 551-3456 if you have questions or, in his absence, please feel free to contact the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

cc: Via Facsimile (404) 541-3188
David M. Eaton Esq.
Kilpatrick Stockton LLP